(1) Diversification of Investment Portfolio			USD=	97.92

VANGUARD TOTAL STOCK MARKET INDEX FUND (All Share Classes)
		(As of the end of April 2013 )
		Market Value
Type of Assets	Name of Country		Investment Ratio (%)
		Total Dollar
[Common Stock]	US	247,181,499,607	99.50
			0.00
			0.00
			0.00
	Sub-Total	247,181,499,607	99.50
Cash, Deposits, and Other Assets (after liabilities)		1,237,556,226	0.50
		248,419,055,833	100.00
Total (Net Asset Value)		24,325,193.95	Million JPY

** Total Net Assets for Investor Shares: $[92,413,685,141.34] (as of the end of April 2013)

Note: Investment ratio is calculated by dividing each asset at its market value by the total Net
Asset Value of the Fund. The same applies hereinafter.